UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

July 26, 2013

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary

Companies as of June 30, 20131

Second Quarter (Apr.-June.)	2012	2013	Variation	2013	Highlights
	(Ps. Billion)			(U.S.$Billion)

Total Sales	406.1	393.2	-3.2%	30.4	g	Total sales amounted to Ps. 393.2 billion.

Gross Income	196.3	208.8	6.4%	16.1	g	Crude oil production averaged 2,516 thousand barrels per day (Mbd).

Operating Income	230.6	197.3	-14.4%	15.2	g	Total crude oil processing increased by 3.7%, and petroleum products output increased by 66 Mbd.

Income before Taxes and Duties	184.9	159.3	-13.8%	12.3	g	EBITDA amounted to Ps. 265.0 billion (U.S.$20.5 billion).

Taxes and Duties	218.5	208.3	-4.7%	16.1	g	Taxes and duties paid amounted to Ps. 208.3 billion (U.S.$16.1 billion).

Net Income (Loss)	(33.6)	(49.0)		(3.8)	g	PEMEX recorded a net loss of Ps. 49.0 billion.

Uses and Sources as of June 30, 2013

(Ps. MM)

(1)	Before taxes.
(2)	Excludes Financed Public Works Contract Program.
(3)	Includes change of cash effect of Ps. 2,082 million.

[1]	PEMEX is providing this report to publish its preliminary financial and operational results for the second quarter of 2013. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its second quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on July 26, 2013. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

Operating Results

PEMEX

Main Statistics of Production

	Second quarter (Apr.-Jun.)
	2012	2013	Change

Upstream
Total hydrocarbons (Mboed)	3,701	3,644	-1.6%	(57)
Liquid hydrocarbons (Mbd)	2,587	2,558	-1.1%	(29)
Crude oil (Mbd)	2,545	2,516	-1.1%	(29)
Condensates (Mbd)	42	42	-0.9%	(0)
Natural gas (MMcfd)(1)	6,418	6,275	-2.2%	(143)
Downstream
Dry gas from plants (MMcfd)(2)	3,711	3,600	-3.0%	(110)
Natural gas liquids (Mbd)	382	354	-7.3%	(28)
Petroleum products (Mbd)(3)	1,394	1,460	4.7%	66
Petrochemical products (Mt)	1,171	1,358	16.0%	187

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

Upstream

Crude Oil Production	During the second quarter of 2013, total crude oil production averaged 2,516 Mbd, a 1.1% decrease as compared to the second quarter of 2012. This decrease was primarily due to:

	•	a decrease in production of extra-light crude oil due to an increase in the fractional water flow at the Pijije and Sen fields of the Delta del Grijalva project in the Southern region; and

	•	a decrease in production of heavy crude oil due to an increase in the fractional water flow of wells and a natural decline in production at the fields of the Cantarell Asset in the Northeastern Marine region.

This decrease was partially offset by an increase in production of light crude oil at the Kuil and Onel fields of the Abkatún-Pol Chuc Asset in the Southwestern Marine region, at the Kambesah field of the Cantarell Asset in the Northeastern Marine region, and at the Gasífero field of the Veracruz Asset in the Northern region. It is important to note that the Kuil and Gasífero fields which began their production during the second half of 2012, along with the Kambesah and Onel fields, which began their production during the first quarter of 2013, contributed an average of 65 Mbd to total production during the second quarter of 2013.

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PEMEX

Crude Oil Production (Mbd)	Crude Oil Production by Region 2Q13 (Mbd)

Natural Gas Production	Total natural gas production decreased 2.1%,[2] primarily as a result of:

• a decrease in non-associated gas production caused by a scheduled reduction in drilling activities and the completion of wells of the Veracruz Asset in the Northern region, and a natural decline in production of fields of the Macuspana-Muspac Asset in the Southern region.

This decrease was partially offset by an increase in associated gas production at the Abkatún-Pol-Chuc Asset in the Southwestern Marine region, and at the Bellota Jujo and Aceite Terciario del Golfo (ATG) assets in the Southern and Northern regions, respectively.

Natural Gas Production

(MMcfd)

[2]	Does not include nitrogen.

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PEMEX

Natural Gas Production by Asset (MMcfd)	Natural Gas Production by Type of Field 2Q13 (MMcfd)

Gas Flaring	Gas flaring decreased by 3%, primarily due to:

	•	new infrastructure installed on marine platforms for the handling and transportation of gas;

	•	the implementation of strategies to strengthen operational reliability; and

	•	the implementation of strategies at Cantarell to optimize the exploitation of wells with high associated gas content.

As a result, the natural gas use as a percentage of production was 98.1% during the second quarter of 2013.

Gas Flaring

Operational Infrastructure	PEMEX is continuously increasing its use of research and technology in its drilling activities in order to improve efficiency and generate increased value. As a result, during 2013, 18 non-conventional wells have been completed at the ATG project. These wells have yielded an initial average production of 600 bd, and have stabilized at an average production of nearly 400 bd. These results considerably contrast with those of conventional wells, where the average production at the same project ranges at 20-30 bd. The higher productivity of these horizontal wells is due to a strategy based on creating multiple fractures (equal to or above 10 fractures).

In addition, during the second quarter of 2013:

• the completion of wells decreased by 107 wells, due to a decrease in development drilling activities at the ATG, Burgos and Poza Rica-Altamira projects in the Northern region. However, 7 exploratory wells were completed, one less than the number of wells completed during the same quarter of 2012, primarily due to a programmed reduction of activities in the Burgos Asset;

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PEMEX

•	the average number of operating wells increased to 9,816, an increase of 488 wells as compared to the average number of operating wells for the second quarter of 2012; and

•	the number of operating drilling rigs decreased by five rigs used in development activities, primarily due to a programmed reduction of activities at the ATG, Burgos and Poza-Rica-Altamira assets in the Northern region.

Average Number of Operating Wells	Average Operating Wells by Type of Field 2Q13

Completed Wells

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PEMEX

Average Number of Operating Drilling Rigs

Average Drilling Rigs by Type 2Q13

Seismic Information	2D seismic data acquisition amounted to 1807 km2, as a result of focusing the two-dimensional information obtained to the location of shale resources in northeastern Mexico, as well as in the Southeastern basins.

3D seismic data acquisition amounted to 4,210 km2, as a result of the three-dimensional information obtained in the deep waters of the Gulf of Mexico, in the Southwestern Marine region.

Seismic Information

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PEMEX

Upstream Projects

Third Round of Integrated E&P Contracts	On July 11, 2013, PEMEX awarded its third round of Integrated Exploration and Production (E&P) Contracts for fields located in the Chicontepec (ATG) region. A total of 54 bid packages were acquired by 20 companies, and three of the six blocks tendered were assigned to the following companies, which offered PEMEX the best business terms:

Block	3P Reserves	Date Awarded	Winner Company	Fee U.S.$/b	Investment U.S.$MM
Soledad	134	July 11, 2013	Petrolite de México	0.49	62.3
Miquetla	248	July 11, 2013	Operadora de Campos DWF	0.98	62.3
Humapa	341	July 11, 2013	Halliburton de México	0.01	62.3

Together, the blocks awarded cover 365 km2 and hold 3P reserves of almost 723 MMboe. Its additional production is expected to reach 84 Mbd in the next 15 years.

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PEMEX

Downstream

Crude Oil Processing

Total crude oil processing increased by 46 Mbd, primarily explained by the increase of crude oil being processed at the Minatitlán refinery, as a result of the improved operating performance of the plants that were revamped.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) decreased by 5.0 percentage points, in order to reduce the production of heavy distillates in our refineries in the central part of the country and prevent an unfavorable impact in crude oil processing due to transportation capacity constraints.

PEMEX’s usage of its primary distillation capacity increased by 3.0 percentage points, from 74.5% to 77.5% of its total capacity.

Crude Oil Processing

(Mbd)

Production of Petroleum Products	In line with the above, total petroleum products production increased by 4.7%, or 66 Mbd, due to an increase in production of automotive gasolines, diesel, jet fuel and fuel oil.

Petroleum Products Production

(Mbd)

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PEMEX

Variable Refining Margin	PEMEX’s NRS recorded a negative variable refining margin of U.S.$5.13 per barrel, U.S.$2.45 per barrel below the margin recorded during the second quarter of 2012. This decrease is broadly explained by current unfavorable fluctuations in the international refining margins, an effect due to the revaluation of inventories, as well as to an increase in light crude oil processing at the NRS that led to lower production of heavy distillates.

Variable Refining Margin

(U.S.$/b)

Natural Gas Processing and Production

Natural gas processing decreased by 5.6%, in response to reduced availability of sour wet gas in the marine regions and from the Mesozoic gas producing areas. This was partially offset by an increased supply of sweet wet gas in the Northern region.

Condensates processing averaged 47 Mbd, a decrease of 1.5%, as compared to the second quarter of 2012, due to a decline in the supply of sweet condensates in the Northern region.

As a result, dry gas production amounted to 3,600 MMcfd, a decrease of 3% as compared to the second quarter of 2012, while natural gas liquids production declined by 7.3% during this period.

Natural Gas Processing

(MMcfd)

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PEMEX

Dry Gas and Natural Gas Liquids

Production

Petrochemicals Production	The production of petrochemical products increased by 16%, from 1,171 Mt to 1,358 Mt, primarily due to the following:

	•	the continuation of initial performance tests carried out at the CCR plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex; and

	•	as a result of the above, production in the aromatics and derivatives chain increased, as well as in other petrochemicals, including amorphous and octane-based gasolines, benzene, toluene and xylene (BTX).

In addition, production of the propylene and derivatives chain recorded an increase in the production of acrylonitrile during the second quarter of 2013, due to regularized operations of the plant.

This increase was partially offset by:

	•	a production decline in the ethane derivatives chain due to decreased output of ethylene intended for overseas markets, and to lower production of low-density polyethylene and linear low-density polyethylene caused by operational delays; and

	•	the methane derivatives chain recorded a decrease, in part due to a decline in the production of methanol, caused by inventory build-ups and lower sales of carbon dioxide in response to a decreased demand from the industrial sector and soft-drink manufacturers.

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PEMEX

Petrochemicals Production

(Mt)

Downstream Projects

Supply of Liquefied Natural Gas (LNG)

On May 10, 2013, the Federal Electricity Commission (CFE) awarded 18 LNG cargoes to help guarantee sufficient supply for the domestic industry and power generation. These 18 cargoes are part of a total of 30 that are expected to be made between 2013 and 2014, and will be delivered at the Manzanillo LNG Terminal, in the state of Colima.

The procurement process will be carried out between Pemex-Gas and Basic Petrochemicals and CFE, and shipments received during 2013 will be distributed among both institutions, while 2014 cargoes will be used solely by Pemex-Gas and Basic Petrochemicals.

Los Ramones Gas Pipeline

On May 13, 2013, PEMEX issued the call for bids for the second phase of the Los Ramones gas pipeline project, which will extend over 740 km and cross the states of Nuevo León, Tamaulipas, San Luis Potosí, Querétaro and Guanajuato.

The Los Ramones gas pipeline project represents Mexico’s biggest energy infrastructure investment in the last 40 years, and is expected to meet approximately 20% of the country’s demand for natural gas.

The proposal presentations are expected to take place on September 20, 2013. Following careful evaluation, the contract will be awarded on October 15, 2013 to the bidder that meets all legal, technical and economic conditions and that guarantees compliance of certain obligations.

On July 21, 2013, PEMEX signed a 25-year contract with Gasoductos del Noreste, a division of Grupo Gasoductos de Chihuahua that will provide natural gas transportation services for the first stage of the Los Ramones pipeline project. This phase of the pipeline is expected to begin operations in December 2014.

Gasoline Production Volume	In May 2013, PEMEX achieved its highest gasoline production volume in the past 40 months. As a result, the volume of gasoline imports was the lowest recorded since January 2010.

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PEMEX

Financial Results

PEMEX

Consolidated Income Statement

	Second quarter (Apr.-Jun.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total sales	406,066	393,151	-3.2%	(12,915)	30,359
Domestic sales	213,042	231,703	8.8%	18,660	17,892
Exports	191,204	158,929	-16.9%	(32,275)	12,272
Services income	1,819	2,519	38.5%	700	194
Cost of sales	209,798	184,304	-12.2%	(25,494)	14,232
Gross income	196,268	208,847	6.4%	12,579	16,127
General expenses	28,096	33,712	20.0%	5,617	2,603
Transportation and distribution expenses	7,230	7,916	9.5%	686	611
Administrative expenses	20,866	25,796	23.6%	4,930	1,992
Other revenues (expenses)	62,406	22,208	-64.4%	(40,198)	1,715
IEPS accrued	64,134	22,318	-65.2%	(41,815)	1,723
Other	(1,728)	(110)	93.6%	1,617	(9)
Operating income (loss)	230,578	197,342	-14.4%	(33,236)	15,239
Comprehensive financing result	(45,524)	(38,155)	16.2%	7,368	(2,946)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(127)	131	203.1%	257	10
Income before taxes and duties	184,928	159,317	-13.8%	(25,611)	12,302
Taxes and duties	218,507	208,314	-4.7%	(10,193)	16,086
Net income	(33,579)	(48,997)	-45.9%	(15,418)	(3,783)
Other comprehensive result	(3,998)	3,730	193.3%	7,728	288
Comprehensive income (loss)	(37,578)	(45,267)	-20.5%	(7,690)	(3,495)

Sales	Sales revenues decreased by 3.2% primarily as a result of:

	•	a 6.9% decrease in the volume of crude oil exports, which was due to additional domestic refining capacity as a result of the improved operating performance at the Minatitlán refinery;

	•	a 3.0% decrease in the average price of the Mexican crude oil basket, from U.S.$99.97 per barrel in the second quarter of 2012 to U.S.$96.93 per barrel in the same period in 2013;

	•	a 5.1% appreciation of the Mexican peso against the U.S. dollar, equivalent to Ps.☐70.3, from Ps. 13.6530 per dollar during the second quarter of 2012, to Ps. 12.9502 per dollar during the same period of 2013;

	•	a decline of 2.4% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.☐280.12 per gallon in the second quarter of 2012, to U.S.☐273.4 per gallon in the same quarter of 2013;

	•	an 8.1% decrease in domestic sales volumes of Magna gasoline, which was partially offset by increases in domestic sales volumes of Premium gasoline (28.9%), industrial diesel (16.7%), fuel oil (4.8%) and jet fuel (4.7%); and

	•	higher prices for domestic products sold, including gasolines (Magna 10.8%, Premium 9.4%), diesel (10.6%) and industrial diesel (10.5%).

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PEMEX

Sales Evolution

(Ps. MM)

Exports (Ps. MM)

Domestic Sales (Ps. MM)

Crude Exports by Region

Domestic Sales of Petroleum Products

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PEMEX

Operating Costs and Expenses

Cost of sales during the second quarter of 2013 decreased by 12.2% primarily as a result of:

•    a 12.2% decline in purchases for resale, due to lower prices of hydrocarbons and fuel reference prices, and a rise in the internal production of petroleum products; and

•    the previous was partially offset by increases of 4.1% in depreciation and of 4.8% in amortization.

In addition, during the second quarter of 2013, general expenses, which are composed of distribution expenses and administrative expenses, increased by Ps. 5.6 billion, totaling Ps. 33.7 billion.

In this context, distribution expenses increased by Ps. 686 million, primarily due to an increase in preservation and maintenance expenses. Finally, administrative expenses increased by Ps. 4.9 billion, primarily due to increases in depreciation, and in preservation and maintenance expenses.

Other Revenues	Other revenues recorded a decrease of 64.4%, primarily as a result of a decrease in the accrued amount of IEPS[3] credit. The IEPS credit has decreased as the difference between domestic fuel prices and international reference prices has decreased.

Operating Costs and Expenses

(Ps. MM)

[3]	IEPS means Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services).

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PEMEX

Comprehensive Financing Result	During the second quarter of 2013, the comprehensive financing result recorded a positive variation of Ps. 7.4 billion, for a total comprehensive financing result of negative Ps. 38.1 billion for the quarter. This variation was primarily due to lower financial costs, and partially offset by lower financial income and a slightly greater exchange loss as compared to the one recorded during the second quarter of 2012.

Comprehensive Financing Result

(Ps. MM)

Taxes and Duties	During the second quarter of 2013, taxes and duties paid decreased by 4.7%, or Ps. 10.2 billion, primarily due to fluctuations in the price of the Mexican crude oil basket from U.S.$99.97 per barrel during the second quarter of 2012, to U.S.$96.93 per barrel during the same quarter of 2013.

Evolution of Taxes and Duties (Ps. MM)	Taxes and Duties

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PEMEX

Net Income (Loss)	During the second quarter of 2013, PEMEX recorded a net loss of Ps. 49 billion, a 45.9% increase as compared to the same period of 2012, as a result of a decline in sales revenues caused by lower reference prices of the Mexican crude oil basket, as well as a decrease in export volumes and a negative comprehensive financing result of Ps. 38.1 billion.

Net Loss Evolution 2Q12 vs 2Q13

(Ps. MM)

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PEMEX

Consolidated Balance Sheet as of June 30, 2013

PEMEX

Consolidated Balance Sheet

	As of Dec. 31,	As of June 30,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total assets	2,024,183	2,001,397	-1.1%	(22,786)	154,546
Current assets	318,142	277,955	-12.6%	(40,187)	21,463
Cash and cash equivalents	119,235	106,750	-10.5%	(12,485)	8,243
Accounts, notes receivable and other	133,010	123,275	-7.3%	(9,735)	9,519
Inventories	56,848	43,664	-23.2%	(13,184)	3,372
of products	51,951	39,722	-23.5%	(12,229)	3,067
of materials	4,896	3,942	-19.5%	(955)	304
Derivative financial instruments	9,050	4,267	-52.9%	(4,783)	329
Available-for-sale investments	15,771	15,534	-1.5%	(238)	1,199
Investment in securities	17,252	15,391	-10.8%	(1,860)	1,188
Property, plant and equipment	1,658,734	1,673,273	0.9%	14,539	129,208
Other assets	14,284	19,244	34.7%	4,960	1,486

Total liabilities	2,295,249	2,325,756	1.3%	30,507	179,592
Current liabilities	235,804	231,301	-1.9%	(4,503)	17,861
Short-term debt	114,241	92,598	-18.9%	(21,643)	7,150
Suppliers	61,513	65,802	7.0%	4,289	5,081

Accounts and accrued expenses payable	16,230	11,652	-28.2%	(4,578)	900

Taxes and duties payable	43,981	52,369	19.1%	8,388	4,044
Long-term liabilities	2,059,445	2,094,455	1.7%	35,010	161,731
Long-term debt	672,618	667,616	-0.7%	(5,001)	51,553
Reserve for sundry creditors and others	70,149	72,251	3.0%	2,102	5,579
Reserve for employee benefits	1,288,541	1,327,865	3.1%	39,325	102,536
Deferred taxes	28,138	26,723	-5.0%	(1,415)	2,063
Total equity	(271,066)	(324,360)	19.7%	(53,294)	(25,047)
Total liabilities and equity	2,024,183	2,001,397	-1.1%	(22,786)	154,546

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PEMEX

Working Capital

As of June 30, 2013, working capital was Ps. 46.65 billion, as a result of:

•   a decrease of Ps. 40.2 billion, or 12.6% in current assets, primarily due to a reduction in cash and cash equivalents, accounts and notes receivable and inventories; and

•   a decrease of Ps. 4.5 billion, or 1.9% in current liabilities, as a result of a reduction in short-term debt, and a decline in accounts and accrued expenses payable.

Working Capital

(Ps. MM)

Debt	Total debt decreased by 3.4%, primarily due to a 0.5% appreciation of the Mexican peso against the U.S. dollar, as well as to increased short-term debt amortizations.

Debt

(Ps. MM)

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PEMEX

Debt as of June 30, 2013

(Ps. MM)

*	Includes derivative financial instruments.

Average Life*

(years)

*	Includes Derivative Financial Instruments.

Investment Activities

Activity 2Q13

During the first half of 2013, PEMEX spent Ps. 130.6 billion, which represents 40% of total programmed investment for the year. These investments were allocated as follows:

•    Ps. 118.1 billion to Pemex-Exploration and Production[4], Ps. 12.7 billion of which were allocated to exploration;

•    Ps. 9.2 billion to Pemex-Refining;

•    Ps. 1.8 billion to Pemex-Gas and Basic Petrochemicals;

•    Ps. 1.1 billion to Pemex-Petrochemicals; and

•    Ps. 0.4 billion to Petróleos Mexicanos Corporate.

[4]	Includes maintenance expenditures.

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PEMEX

Financing Activities

Capital Markets

•      On June 25, 2013, Petróleos Mexicanos reopened Ps. 2.5 billion of its Certificados Bursátiles (publicly traded notes) originally issued in November 2012, due 2017 at 28 days floating rate TIIE (Mexican Interbank Interest Rate) plus 3 basis points.

•      On July 18, 2013, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of U.S.$3.0 billion:

•    U.S.$1.0 billion of its 3.50% Notes, at a fixed rate, due on July 18, 2018;

•    U.S.$1.0 billion of its 4.875% Notes, at a fixed rate, due on January 18, 2024;

•    U.S.$500 million bearing interest at a floating rate 3-month LIBOR (London Interbank Offered Rate) plus 202 basis points, and maturing on July 18, 2018; and

•    a reopening of U.S.$500 million of its 6.50% Bonds, at a fixed rate, due on June 2, 2041.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

Liquidity Management	As of the date of this report, July 26, 2013, Petróleos Mexicanos holds liquidity management credit lines for U.S.$2.5 billion and Ps. 10.0 billion, both of which are completely available to PEMEX.

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PEMEX

Consolidated Statements of Cash Flows

	As of June 30,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	6,818	(53,385)	-883.0%	(60,203)	(4,122)
Activities related to investing activities	79,874	77,974	-2.4%	(1,901)	6,021
Depreciation and amortization	68,837	73,523	6.8%	4,686	5,677
Profit sharing in non-consolidated subsidiaries and affiliates	(37)	107	388.7%	145	8
Unsuccessful wells	7,728	2,291	-70.4%	(5,437)	177
(Gain) loss on unrealized exchange wells providing	(562)	(83)	85.2%	479	(6)
Retirement of properties, plant and equipment	3,909	2,135	-45.4%	(1,774)	165
Activities related to financing activities	(4,746)	13,118	376.4%	17,864	1,013
Unrealized loss (gain) from foreign exchange fluctuations	(22,028)	(5,135)	76.7%	16,893	(396)
Interest expense (income)	17,343	18,489	6.6%	1,146	1,428
Effect of valuation of financial instruments	(60)	(236)	-291.5%	(176)	(18)
Subtotal	81,946	37,707	-54.0%	(44,240)	2,912
Funds provided by (used in) operating activities	22,218	76,169	242.8%	53,951	5,882
Financial instruments	(6,065)	6,911	214.0%	12,976	534
Accounts and notes receivable	12,859	9,735	-24.3%	(3,124)	752
Inventories	(3,405)	13,184	487.2%	16,589	1,018
Other assets	2,618	(7,907)	-402.0%	(10,525)	(611)
Accounts payable and accrued expenses	13,593	2,336	-82.8%	(11,257)	180
Taxes paid	(25,091)	8,388	133.4%	33,479	648
Advances to suppliers	(861)	4,289	597.9%	5,150	331
Reserve for sundry creditors and others	2,476	242	-90.2%	(2,234)	19
Contributions and payments for employees benefits	24,454	39,325	60.8%	14,870	3,037
Deferred income taxes	1,640	(333)	-120.3%	(1,973)	(26)
Net cash flow from operating activities	104,164	113,876	9.3%	9,711	8,793
Investing activities
Exploration expenses	(1,354)	(426)	68.5%	928	(33)
Investment in property, plant and equipment	(78,861)	(87,235)	-10.6%	(8,374)	(6,736)
Net cash flow from investing activities	(80,216)	(87,661)	-9.3%	(7,445)	(6,769)
Cash needs related to financing activities	23,949	26,215	9.5%	2,266	2,024
Financing activities
Loans obtained from financial institutions	180,550	107,640	-40.4%	(72,911)	8,312
Interest paid	(16,817)	(18,123)	-7.8%	(1,306)	(1,399)
Principal payments on loans	(175,284)	(130,299)	25.7%	44,985	(10,062)
Net cash flow from financing activities	(11,550)	(40,782)	-253.1%	(29,232)	(3,149)
Net increase in cash and cash equivalents	12,399	(14,567)	-217.5%	(26,966)	(1,125)
Cash and cash equiv. at the beginning of the period	114,368	119,235	4.3%	4,867	9,207
Effect of change in cash value	(1,015)	2,082	305.1%	3,097	161
Cash and cash equivalents at the end of the period	125,752	106,750	-15.1%	(19,002)	8,243

PEMEX Results Report as of June 30, 2013	21 / 24
www.pemex.com

PEMEX

Other Relevant Events

Recent Appointments	On June 20, 2013, President Enrique Peña Nieto appointed Mr. Manuel Sánchez Guzmán as Director General of Pemex-Petrochemicals. Mr. Sánchez Guzmán served as Acting Director General of Pemex-Petrochemicals since November 2012.

Collaboration Agreement with Nacional Financiera (NAFIN)	On July 3, 2013, PEMEX entered into a collaboration agreement with NAFIN that is intended to foster strategic projects in the national oil and gas industry through corporate financing schemes for small and medium-sized firms (PYMES).

Agreement with the Export-Import Bank of China	On June 4, 2013, Petróleos Mexicanos signed a non-binding framework cooperation agreement with the Export-Import Bank of China to explore financing opportunities, including export credit facilities for an aggregate amount of up to U.S.$1.0 billion. Funds provided by these export credit facilities may be used to charter or acquire Chinese vessels and marine equipment to carry out offshore activities. The agreement will remain in effect for three years.

Agreement with Xinxing Cathay International Group	On June 4, 2013, Petróleos Mexicanos and Xinxing Cathay International Group Co Ltd. amended the existing non-binding memorandum of understanding originally signed in April 2013. The objective of this agreement is to find collaboration opportunities on technical and scientific matters.

Refurbishment of Piers	During 2013, PEMEX plans to spend Ps. 840 million in the refurbishment of seven piers located in: La Paz, Baja California Sur, in Mazatlán, Sinaloa; in Salina Cruz, Oaxaca; in Lerma, Campeche; in Guaymas, Sonora; and in Parjaritos, Veracruz.

2012 Social Responsibility Report

On July 15, 2013, PEMEX presented its Social and Environmental Responsibility Report, which outlines some of the global challenges faced by the company, including the following:

•    sustainable exploitation of hydrocarbons in the deep waters of the Gulf of Mexico and in geologically complex regions, as well as the exploitation of non-conventional resources such as shale gas and oil;

•    expand and improve the NRS capacity in order to ensure the sufficient supply of petroleum products;

•    strengthen transparency and accountability;

•    cement PEMEX’s role as a key player in the effort to mitigate climate change;

•    reinforce the implementation of international best practices to promote the continual improvement of environmental protection performance; and

•    support initiatives that actively seek to conserve Mexico’s biodiversity and environmental heritage.

For the sixth year in a row, Global Reporting Initiative (GRI), an organization associated with the United Nations, granted PEMEX the highest rating (A+) for its 2012 Social Responsibility Report.

Insurance Services

On June 19, 2013, PEMEX selected Seguros Inbursa, S.A., Grupo Financiero Inbursa for its new insurance policy. This insurance policy covers PEMEX’s onshore and offshore installations against property and civil liability from June 30, 2013 to June 30, 2015.

Inbursa’s premiums will total U.S.$426.3 million before taxes, representing savings of nearly U.S.$11.0 million as compared to the previous equivalent coverage period.

PEMEX Results Report as of June 30, 2013	22 / 24
www.pemex.com

PEMEX

This is the largest property and civil liability insurance policy in Mexico. Other major insurers including Grupo Nacional Provincial and Seguros Banorte Generali, S.A. de C.V. also participated in the bidding process.

Climate Action Plan

On June 30, 2013, PEMEX’s Board approved the 2013 Climate Action Plan (PAC), which will serve as an internal strategy instrument to coordinate efforts, allocate investments and evaluate results in connection with climate action.

The PAC complies with the strategic goals in PEMEX’s Business Plan and has as a primary objective reducing PEMEX’s carbon footprint through the following actions:

•   direct mitigation of greenhouse gas emissions;

•   map vulnerable facilities and identify actions through which to effectively manage risk;

•   review CO2 emissions baseline and the marginal abatement costs curve; and

•   reduce the carbon intensity of energy supply by increasing the supply of natural gas and shale gas.

PEMEX Results Report as of June 30, 2013	23 / 24
www.pemex.com

PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone:(52 55) 1944 9700

Voice mail:(52 55) 1944 2500 ext. 59412

Follow us at	@PEMEX_RI

Rolando Galindo
rolando.galindo@pemex.com
Carmina Moreno	Arturo Limón	Cristina Pérez
carmina.moreno@pemex.com	arturo.limon@pemex.com	cristina.perez @pemex.com
Cristina Arista	Ana Lourdes Benavides	Alejandro López
delia.cristina.arista@pemex.com	ana.lourdes.benavides@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with the Normas de Información Financiera (Mexican Financial Reporting Standards, or FRS)-formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Board for Research and Development of Financial Reporting Standards, or the CINIF).

•	Based on FRS B-10 “Inflation effects,” 2009 and 2012 amounts are expressed in nominal terms.

•

Based on FRS B-3 “Income Statement” and FRS C-10“Derivative Financial Instruments and Hedging Transactions,” the financial income and cost of the Comprehensive Financing Result include the effect of financial derivatives.

•	EBITDA is a non-U.S. GAAP and non-FRS measure issued by the CINIF.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at June 30, 2013, of Ps. 12.9502 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2012, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities; and

•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Results Report as of June 30, 2013	24 / 24
www.pemex.com

Annex

PEMEX

Main Statistics of Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change

Upstream
Total hydrocarbons (Mboed)	3,701	3,644	-1.6%	(57)	3,698	3,676	-0.6%	(21)
Liquid hydrocarbons (Mbd)	2,587	2,558	-1.1%	(29)	2,587	2,570	-0.6%	(17)
Crude oil (Mbd)	2,545	2,516	-1.1%	(29)	2,543	2,530	-0.5%	(13)
Condensates (Mbd)	42	42	-0.9%	(0)	44	40	-8.7%	(4)
Natural gas (MMcfd)(1)	6,418	6,275	-2.2%	(143)	6,399	6,369	-0.5%	(30)
Downstream
Dry gas from plants (MMcfd)(2)	3,711	3,600	-3.0%	(110)	3,721	3,679	-1.1%	(42)
Natural gas liquids (Mbd)	382	354	-7.3%	(28)	378	357	-5.4%	(20)
Petroleum products (Mbd)(3)	1,394	1,460	4.7%	66	1,369	1,417	3.5%	48
Petrochemical products (Mt)	1,171	1,358	16.0%	187	2,439	2,536	4.0%	97

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX

Crude Oil Production by Type

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Crude Oil (Mbd)	2,545	2,516	-1.1%	(29)	2,543	2,530	-0.5%	(13)
Heavy	1,390	1,378	-0.8%	(11)	1,385	1,376	-0.6%	(8)
Light	831	834	0.3%	3	831	839	0.9%	7
Extra-light	324	304	-6.3%	(20)	326	315	-3.6%	(12)
Offshore Crude Oil / Total	74.5%	75.3%			74.4%	74.8%

PEMEX Preliminary Results as of June 30, 2013	1 / 18
www.pemex.com

PEMEX

PEMEX

Crude Oil Production by Asset

	2009	2010	2011				2012				2013
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
						(Mbd)
Total	2,601	2,577	2,573	2,560	2,528	2,550	2,540	2,545	2,546	2,561	2,544	2,516
Northeastern Marine Region	1,493	1,397	1,365	1,357	1,324	1,325	1,305	1,314	1,313	1,304	1,305	1,314
Cantarell	685	558	523	517	495	469	455	453	460	449	446	445
Ku-Maloob-Zaap	808	839	842	841	830	856	850	861	854	855	859	869
Southwestern Marine Region	518	544	556	555	554	577	583	582	586	591	586	581
Abkatún-Pol Chuc	305	296	295	277	265	269	264	258	269	275	281	288
Litoral de Tabasco	212	248	261	278	290	308	319	324	317	317	305	293
Southern Region	498	532	542	534	529	518	517	505	499	512	498	474
Cinco Presidentes	57	72	80	81	84	89	93	94	97	100	96	91
Bellota-Jujo	172	160	152	148	139	134	132	130	129	131	132	132
Macuspana-Muspac(1)	69	82	82	81	82	79	76	74	76	80	81	80
Samaria-Luna	200	218	228	223	224	216	216	207	196	201	190	170
Northern Region	93	104	110	114	121	130	136	143	148	154	155	146
Burgos	NA	1	1	2	3	4	4	5	5	6	7	7
Poza Rica-Altamira	59	57	59	60	60	61	65	68	69	69	66	63
Aceite Terciario del Golfo(2)	30	41	46	49	54	62	64	67	69	74	74	67
Veracruz	5	5	4	3	3	3	3	3	4	5	8	9

(1)	The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Natural Gas Production and Gas Flaring

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Total (MMcfd)(1)	5,675	5,558	-2.1%	(117)	5,708	5,663	-0.8%	(45)
Associated	3,711	3,774	1.7%	63	3,715	3,814	2.7%	100
Non-associated	1,963	1,784	-9.1%	(180)	1,993	1,849	-7.3%	(145)
Natural gas flaring (MMcfd)	112	108	-3.0%	(3)	124	97	-22.3%	(28)
Gas flaring / total	2.0%	1.9%			2.2%	1.7%

(1)	Does not include nitrogen.

PEMEX Preliminary Results as of June 30, 2013	2 / 18
www.pemex.com

PEMEX

PEMEX

Natural Gas Production by Asset

	2009	2010	2011				2012				2013
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
						(MMcfd)
Total (1)	7,031	7,020	6,820	6,704	6,501	6,357	6,380	6,418	6,378	6,363	6,463	6,275
Northeastern Marine Region	1,782	1,584	1,507	1,503	1,357	1,258	1,295	1,339	1,354	1,346	1,356	1,386
Cantarell	1,455	1,252	1,171	1,167	1,031	933	978	1,004	1,018	1,017	1,014	1,007
Ku-Maloob-Zaap	327	332	336	336	326	325	317	335	336	330	342	379
Southwestern Marine Region	1,112	1,172	1,234	1,220	1,199	1,181	1,210	1,223	1,263	1,341	1,308	1,289
Abkatún-Pol Chuc	580	594	617	576	534	510	494	503	543	555	560	571
Litoral Tabasco	531	578	616	644	665	671	716	720	720	786	748	718
Southern Region	1,600	1,765	1,728	1,697	1,674	1,672	1,661	1,660	1,664	1,625	1,596	1,516
Cinco Presidentes	69	105	117	117	118	116	117	115	115	119	120	126
Bellota-Jujo	261	306	303	293	268	289	293	302	302	293	309	308
Macuspana-Muspac(2)	591	580	569	578	577	561	550	540	545	537	528	509
Samaria-Luna	679	774	739	709	711	705	702	703	703	676	639	572
Northern Region	2,537	2,500	2,351	2,284	2,271	2,246	2,214	2,196	2,097	2,051	2,203	2,083
Burgos	1,515	1,478	1,368	1,328	1,344	1,337	1,313	1,314	1,243	1,208	1,377	1,309
Poza Rica-Altamira	133	117	114	115	117	115	118	123	119	119	112	107
Aceite Terciario del Golfo(3)	79	85	99	111	111	126	142	154	151	149	168	171
Veracruz	810	819	769	731	700	668	641	606	584	574	546	496

Nitrogen	496	683	653	767	663	640	639	743	752	700	694	717
Southern Region	—	106	105	91	88	100	106	111	109	102	85	84
Bellota-Jujo	—	47	37	31	26	36	34	36	36	33	24	20
Samaria-Luna	—	59	68	60	62	64	72	75	73	69	62	64
Northeastern Marine Region	496	577	548	675	575	540	533	632	643	598	609	632
Cantarell	496	577	548	675	575	540	533	632	643	598	609	632

(1)	Includes nitrogen.
(2)	The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(3)	The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Seismic Information

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
2D (km)	606	1,807	198.0%	1,200	1,288	2,618	103.2%	1,330
3D (km2)	6,063	4,210	-30.6%	(1,853)	11,881	9,519	-19.9%	(2,362)

PEMEX Preliminary Results as of June 30, 2013	3 / 18
www.pemex.com

PEMEX

PEMEX

Operating Offshore Platforms and Wells

	As of June 30,
	2012	2013	Change
Offshore platforms	239	239	—	—
Storage	1	1	—	—
Compression	10	10	—	—
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	156	158	1.3%	2
Production	28	25	-10.7%	(3)
Telecommunications	6	6	—	—
Treatment and pumping	1	1	—	—
Housing	22	23	4.5%	1

PEMEX

Wells Drilled and Operating

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Wells Drilled	298	191	-35.9%	(107)	565	450	-20.4%	(115)
Development	290	184	-36.6%	(106)	554	439	-20.8%	(115)
Exploration	8	7	-12.5%	(1)	11	11	0.0%	—

Operating Wells	9,328	9,816	5.2%	488	9,201	9,899	7.6%	698
Crude oil	5,933	6,501	9.6%	569	5,823	6,567	12.8%	743
Non-Associated Gas	3,395	3,314	-2.4%	(81)	3,378	3,332	-1.3%	(45)

PEMEX

Average Operating Drilling Rigs

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change

Total	174	169	-3.1%	(5)	180	159	-11.2%	(20)
Exploration	17	21	25.4%	4	17	20	15.5%	3
Development	157	147	-6.3%	(10)	162	140	-14.0%	(23)

PEMEX Preliminary Results as of June 30, 2013	4 / 18
www.pemex.com

PEMEX

PEMEX

Crude Oil Processing

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Total processed (Mbd)	1,252	1,298	3.7%	46	1,223	1,267	3.6%	44
Light Crude	696	786	12.9%	90	686	764	11.3%	77
Heavy Crude	556	512	-7.9%	(44)	537	503	-6.2%	(33)
Light Crude / Total Processed	55.6%	60.6%		5.0	56.1%	60.3%		4.2
Heavy Crude / Total Processed	44.4%	39.4%		(5.0)	43.9%	39.7%		(4.2)
Use of primary distillation capacity	74.5%	77.5%		3.0	72.9%	75.7%		2.8

PEMEX

Petroleum Products

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Total production (Mbd)	1,394	1,460	4.7%	66	1,369	1,417	3.5%	48
Automotive gasolines	433	462	6.5%	28	427	443	3.8%	16
Fuel oil	291	298	2.3%	7	283	290	2.7%	8
Diesel	312	340	9.0%	28	306	321	4.9%	15
LPG	211	206	-2.1%	(4)	208	207	-0.5%	(1)
Jet Fuel	56	61	8.6%	5	57	62	8.7%	5
Other(1)	91	94	2.7%	2	88	93	5.8%	5

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

As of June 30, 2013, PEMEX had 10,137 service stations.

PEMEX

Natural Gas Processing and Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Natural Gas Processing (MMcfd)	4,507	4,253	-5.6%	(254)	4,527	4,367	-3.5%	(160)
Sour Wet Gas	3,451	3,164	-8.3%	(287)	3,457	3,249	-6.0%	(209)
Sweet Wet Gas	1,056	1,089	3.1%	33	1,069	1,118	4.6%	49
Condensates Processing (Mbd)	48	47	-1.5%	(1)	49	45	-9.4%	(5)
Production
Dry gas from plants (MMcfd)	3,711	3,600	-3.0%	(110)	3,721	3,679	-1.1%	(42)
Natural gas liquids (Mbd)	382	354	-7.3%	(28)	378	357	-5.4%	(20)

PEMEX Preliminary Results as of June 30, 2013	5 / 18
www.pemex.com

PEMEX

PEMEX

Production of Petrochemicals

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Total production	1,171	1,358	16.0%	187	2,439	2,536	4.0%	97
Basic (Mt)	45	18	-61.2%	(28)	176	26	-85.1%	(150)
Heptane	—	1.079	—	1.1	0.001	1	—	1
Hexane	—	4.64715	—	4.64715	—	5	—	5
Pentanes	0.9	4.4	401.3%	4	1	7	422.8%	6
Carbon black	38	—	-100.0%	(38)	164	—	-100.0%	(164)
Butane	6	7	22.9%	1	11	13	19.8%	2
Secondary (Mt)	1,125	1,340	19.1%	215	2,263	2,510	10.9%	247
Methane Derivatives	346	343	-0.8%	(3)	699	690	-1.3%	-9
Ammonia	216	222	2.5%	5	466	469	0.7%	3
Carbon dioxide	86	82	-4.1%	(3)	154	141	-8.2%	(13)
Methanol	44	39	-10.7%	(5)	79	79	0.2%	0
Ethane Derivatives	363	336	-7.4%	(27)	718	643	-10.5%	(76)
Vinyl chloride	57	55	-4.1%	(2)	127	73	-42.1%	(53)
Dichloroethane	0.02	0.03	43.7%	0.01	0.04	0.04	-13.8%	(0.01)
Ethylene	17	1	-93.3%	(15.4)	18	2	-88.4%	(16)
Ethylene glycol	46	42	-8.4%	(4)	95	87	-8.1%	(8)
Impure glycol	0.2	0.9	285.8%	0.7	1	2	244.4%	1.2
Pure monoethylene glycol	2	3	16.9%	0.4	5	5	11.0%	0.53
Ethylene oxide	65	66	1.9%	1	132	131	-0.9%	(1)
High density polyethylene	46	46	-0.1%	(0)	98	95	-3.8%	(4)
Low density polyethylene	66	62	-6.2%	(4)	127	135	6.1%	8
Linear low density polyethylene	63	60	-5.1%	(3.2)	116	113	-3.1%	(4)
Aromatics and Derivatives	1	146	—	145	11	228	—	217
Aromine 100	—	0.6	—	0.6	1	1	26.1%	0
Benzene	0.6	0.11	-83.4%	(0.5)	1	0.1	-89.1%	(1)
Styrene	—	14	—	14	8	40	386.2%	32
Fluxoil	—	0.4	—	0.4	0.3	1	261.6%	1
High octane hydrocarbon	—	91	—	91	—	121	—	121
Toluene	—	18	—	18	1	30	4472.1%	30
Xylenes	—	22	—	22	—	35	—	35
Propylene and Derivatives	112	110	-2.2%	(2)	241	200	-17.2%	(41)
Hydrocyanic acid	0.9	1.3	48.0%	0.4	2	2	-15.3%	(0)
Acrylonitrile	8	13	69.9%	5	21	20	-3.0%	(1)
Propylene	104	95	-8.0%	(8)	218	178	-18.6%	(41)
Other	304	405	33.6%	102	594	750	26.2%	155

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Preliminary Results as of June 30, 2013	6 / 18
www.pemex.com

PEMEX

PEMEX

Industrial Safety and Environmental Protection

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change

Frequency Index (Number of lost-time injuries by MMmh risk exposure)	0.50	0.78	58.0%	0.29	0.51	0.77	52.1%	0.27
Severity Index (Total days lost by MMmh risk exposure)	29	41	38.1%	11	21	31	47.7%	10
Sulfur Oxide Emissions (Mt)	77	99	28.3%	22	201	198	-1.9%	(4)
Reused Water / Use	0.18	0.15	-14.4%	(0.03)	0.17	0.16	-9.1%	(0.02)

Note: MMmh stands for millon man-hours.

PEMEX

Volume of Domestic Sales

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Dry natural gas (MMcfd)	3,419	3,485	1.9%	66	3,389	3,490	3.0%	100
Petroleum products (Mbd)	1,832	1,825	-0.4%	(7)	1,810	1,810	0.0%	1
Automotive gasolines	812	791	-2.5%	(21)	804	785	-2.4%	(19)
Fuel oil	203	228	11.8%	24	183	209	14.7%	27
Diesel	408	412	1.1%	4	398	400	0.6%	2
LPG	268	265	-0.9%	(2)	285	281	-1.4%	(4)
Jet fuel	58	61	4.9%	3	59	62	5.8%	3
Other	84	68	-18.6%	(16)	81	72	-11.0%	(9)
Petrochemical products (Mt)	1,077	1,049	-2.7%	(29)	2,235	2,039	-8.8%	(196)

PEMEX

Volume of Exports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Crude oil (Mbd)	1,214	1,130	-6.9%	(83)	1,224	1,167	-4.7%	(57)
Maya(2)	913	971	6.3%	58	928	967	4.1%	38
Istmo	101	63	-37.1%	(37)	92	80	-13.0%	(12)
Olmeca	200	96	-52.0%	(104)	204	120	-41.1%	(84)
Dry natural gas (MMcfd)(3)	1.1	0.7	-38.0%	(0.4)	1	1	-39.9%	(0.5)
Petroleum products (Mbd)	171	186	8.7%	15	179	188	5.85%	10.46
Fuel oil	68	84	22.6%	15	82	80	-3.2%	(3)
LPG	0.10	0.13	34.1%	0.03	0.1	0.1	2.0%	0.002
Naftas	81	74	-8.5%	(7)	80	75	-6.6%	(5)
Other	22	28	28.6%	6	16	33	107.6%	17
Petrochemical products (Mt)	179	166	-7.3%	(13)	326	276	-15.3%	(50)

(1)	Transactions conducted by P.M .I.® Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Preliminary Results as of June 30, 2013	7 / 18
www.pemex.com

PEMEX

PEMEX

Volume of Imports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Dry natural gas (MMcfd)(2)	1,105	1,346	21.8%	240	989	1,296	31.0%	307
Petroleum products (Mbd)	524	516	-1.4%	(7)	529	516	-2.4%	(12)
Automotive gasolines	362	332	-8.3%	(30)	376	348	-7.3%	(28)
Fuel oil	38	48	24.7%	9	32	41	29.3%	9
Diesel	117	111	-5.4%	(6)	113	108	-4.1%	(5)
LPG	—	—	—	—	3	—	-100.0%	(3)
Jet fuel	3	—	—	(3)	2	2	-35.2%	(1)
Naftas	3	25	686.9%	22	2	16	906.2%	15
Other	0.5	0.5	1.5%	0.01	0.5	0.5	1.8%	0.01
Petrochemical products (Mt)	108	77	-28.5%	(31)	225	154	-31.5%	(71)

(1)	Transactions conducted by PMI.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX

Average Exchange Rates and Reference Data

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2012	2013	Change		2012	2013	Change
Mexican crude oil basket (U.S.$/b)	99.97	96.93	-3.0%	(3.03)	105.87	100.82	-4.8%	(5.05)
Regular gasoline in the USCGM (U.S.¢/gal)	280.12	273.40	-2.4%	(6.72)	290.89	281.64	-3.2%	(9.25)
LPG price by Decree (Ps./t)	7,285	8,110	11.3%	825	7,200	8,009	11.2%	809
International reference LPG (Ps./t)	10,581	8,626	-18.5%	(1,955)	11,582	8,063	-30.4%	(3519)
Natural gas (Henry Hub)(U.S.$/MMBtu)	2.27	4.02	77.0%	1.75	2.36	3.75	58.7%	1.39

						As of June 30,
					2012	2013	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)					13.6530	12.9502	5.1%	(0.70)

					2012	2013	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)					13.0101	12.9502	0.5%	(0.06)

PEMEX Preliminary Results as of June 30, 2013	8 / 18
www.pemex.com

PEMEX

PEMEX

Consolidated Income Statement

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	406,066	393,151	-3.2%	(12,915)	30,359	817,391	789,405	-3.4%	(27,986)	60,957
Domestic sales	213,042	231,703	8.8%	18,660	17,892	416,600	445,721	7.0%	29,121	34,418
Exports	191,204	158,929	-16.9%	(32,275)	12,272	397,296	338,929	-14.7%	(58,367)	26,172
Services income	1,819	2,519	38.5%	700	194	3,494	4,755	36.1%	1,260	367
Cost of sales	209,798	184,304	-12.2%	(25,494)	14,232	397,797	388,146	-2.4%	(9,651)	29,972
Gross income	196,268	208,847	6.4%	12,579	16,127	419,594	401,259	-4.4%	(18,335)	30,985
General expenses	28,096	33,712	20.0%	5,617	2,603	54,941	65,181	18.6%	10,239	5,033
Transportation and distribution expenses	7,230	7,916	9.5%	686	611	13,755	15,499	12.7%	1,745	1,197
Administrative expenses	20,866	25,796	23.6%	4,930	1,992	41,187	49,681	20.6%	8,495	3,836
Other revenues (expenses)	62,406	22,208	-64.4%	(40,198)	1,715	117,012	62,781	-46.3%	(54,230)	4,848
IEPS accrued	64,134	22,318	-65.2%	(41,815)	1,723	119,573	56,804	-52.5%	(62,769)	4,386
Other	(1,728)	(110)	93.6%	1,617	(9)	(2,561)	5,978	333.4%	8,539	462
Operating income (loss)	230,578	197,342	-14.4%	(33,236)	15,239	481,664	398,859	-17.2%	(82,805)	30,799
Comprehensive financing result	(45,524)	(38,155)	16.2%	7,368	(2,946)	(9,791)	(19,649)	-100.7%	(9,858)	(1,517)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(127)	131	203.1%	257	10	37	(107)	-388.7%	(145)	(8)
Income before taxes and duties	184,928	159,317	-13.8%	(25,611)	12,302	471,911	379,103	-19.7%	(92,808)	29,274
Taxes and duties	218,507	208,314	-4.7%	(10,193)	16,086	465,093	432,488	-7.0%	(32,605)	33,396
Net income	(33,579)	(48,997)	-45.9%	(15,418)	(3,783)	6,818	(53,385)	-883.1%	(60,203)	(4,122)
Other comprehensive result	(3,998)	3,730	193.3%	7,728	288	(12,574)	91	100.7%	12,665	7
Comprehensive income (loss)	(37,578)	(45,267)	-20.5%	(7,690)	(3,495)	(5,756)	(53,294)	-825.8%	(47,537)	(4,115)

PEMEX

Financial Ratios

	Second quarter (Apr.-Jun.)			As of June 30,
	2012	2013	Change	2012	2013	Change
Cost of sales / Total revenues (including negative IEPS credit)	44.6%	44.4%	(0.3)	42.5%	45.9%	3.4
D&A / Operating costs & expenses	14.9%	16.9%	2.04	15.2%	16.2%	1.0

Operating income (including negative IEPS credit) / Total revenues (including negative IEPS credit)	62.7%	52.9%	(9.8)	64.2%	53.8%	(10.3)

Taxes and duties / Total revenues (including negative IEPS credit)	46.5%	50.1%	3.7	49.6%	51.1%	1.5
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Financial cost (excludes capitalized interest)	12.8	22.3	9.5	16.1	18.2	2.1

PEMEX Preliminary Results as of June 30, 2013	9 / 18
www.pemex.com

PEMEX

PEMEX

Sales and Services Revenues

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	406,066	393,151	-3.2%	(12,915)	30,359	817,391	789,405	-3.4%	(27,986)	60,957
Domestic sales (including negative IEPS recovery)	277,176	254,021	-8.4%	(23,155)	19,615	536,173	502,525	-6.3%	(33,648)	38,804
Domestic sales	213,042	231,703	8.8%	18,660	17,892	416,600	445,721	7.0%	29,121	34,418
Dry gas	10,910	19,023	74.4%	8,113	1,469	22,914	33,952	48.2%	11,038	2,622
Petroleum products (including negative IEPS recovery)	258,643	227,556	-12.0%	(31,087)	17,572	496,419	453,491	-8.6%	(42,928)	35,018
Petroleum products	194,509	205,238	5.5%	10,728	15,848	376,846	396,687	5.3%	19,841	30,632
IEPS	64,134	22,318	-65.2%	(41,815)	1,723	119,573	56,804	-52.5%	(62,769)	4,386
Gasolines	91,357	99,911	9.4%	8,554	7,715	178,454	194,229	8.8%	15,774	14,998
Fuel oil	26,279	23,067	-12.2%	(3,212)	1,781	46,532	39,500	-15.1%	(7,032)	3,050
Diesel	48,308	54,702	13.2%	6,394	4,224	92,982	104,435	12.3%	11,452	8,064
LPG	14,847	16,382	10.3%	1,535	1,265	31,211	34,180	9.5%	2,969	2,639
Jet fuel	8,894	7,974	-10.3%	(920)	616	18,302	17,453	-4.6%	(848)	1,348
Other	4,825	3,201	-33.6%	(1,623)	247	9,365	6,891	-26.4%	(2,474)	532
Petrochemical products	7,623	7,442	-2.4%	(180)	575	16,840	15,083	-10.4%	(1,758)	1,165
Exports	191,204	158,929	-16.9%	(32,275)	12,272	397,296	338,929	-14.7%	(58,367)	26,172
Crude oil and condensates	149,491	124,716	-16.6%	(24,776)	9,630	313,079	269,115	-14.0%	(43,964)	20,781
Dry gas	97	2	-97.6%	(95)	0.2	99	4	-95.9%	(95)	0.3
Petroleum products	15,385	12,347	-19.8%	(3,039)	953	35,314	31,200	-11.7%	(4,114)	2,409
Petrochemical products	1,240	3,526	184.2%	2,285	272	1,984	3,958	99.5%	1,974	306
Other	24,991	18,340	-26.6%	(6,651)	1,416	46,821	34,652	-26.0%	(12,168)	2,676
Services revenues	1,819	2,519	38.5%	700	194	3,494	4,755	36.1%	1,260	367

PEMEX

Operating Costs and Expenses

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	237,893	218,016	-8.4%	(19,877)	16,835	452,739	453,327	0.1%	588	35,005
Cost of sales	209,798	184,304	-12.2%	(25,494)	14,232	397,797	388,146	-2.4%	(9,651)	29,972
Operating expenses	25,583	21,055	-17.7%	(4,528)	1,626	46,853	51,739	10%	4,886	3,995
Purchases for resale	97,391	85,470	-12.2%	(11,922)	6,600	190,579	176,356	-7%	(14,223)	13,618
Other	86,824	77,779	-10.4%	(9,045)	6,006	160,365	160,052	0%	(314)	12,359
General expenses	28,096	33,712	20.0%	5,617	2,603	54,941	65,181	18.6%	10,239	5,033
Transportation and distribution expenses	7,230	7,916	9.5%	686	611	13,755	15,499	12.7%	1,745	1,197
Administrative expenses	20,866	25,796	23.6%	4,930	1,992	41,187	49,681	20.6%	8,495	3,836
Net cost for the period of employee benefits	23,391	30,688	31.2%	7,298	2,370	46,781	61,377	31.2%	14,595	4,739
Depreciation and amortization expenses	35,401	36,885	4.2%	1,484	2,848	68,837	73,524	6.8%	4,687	5,677

“Other” includes: depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX

Comprehensive Financing Result

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	(45,524)	(38,155)	16.2%	7,368	(2,946)	(9,791)	(19,649)	-100.7%	(9,858)	(1,517)
Financial income	4,719	2,376	-49.7%	(2,343)	183	10,400	5,693	-45.3%	(4,708)	440
Financial cost	(22,678)	(11,892)	47.6%	10,787	(918)	(37,008)	(29,279)	20.9%	7,729	(2,261)
Exchange gain (loss)	(27,564)	(28,640)	-3.9%	(1,075)	(2,212)	16,817	3,938	-76.6%	(12,879)	304

PEMEX Preliminary Results as of June 30, 2013	10 / 18
www.pemex.com

PEMEX

PEMEX

Taxes and Duties

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	218,507	208,314	-4.7%	(10,193)	16,086	465,093	432,488	-7.0%	(32,605)	33,396
Hydrocarbon Duties	219,829	205,609	-6.5%	(14,221)	15,877	464,348	427,587	-7.9%	(36,760)	33,018
Ordinary Hydrocarbons Duty	183,751	172,808	-6.0%	(10,943)	13,344	387,744	358,906	-7.4%	(28,838)	27,714
Hydrocarbons Duty for the Stabilization Fund	27,312	25,950	-5.0%	(1,362)	2,004	55,281	52,593	-4.9%	(2,688)	4,061
Duty for Scientific and Technological Research on Energy	2,137	1,995	-6.6%	(142)	154	4,483	4,140	-7.7%	(343)	320
Duty for Oil Monitoring	10	9	-6.6%	(1)	1	21	19	-7.7%	(2)	1
Extraordinary Duty on Crude Oil Exports	2,977	1,808	-39.3%	(1,170)	140	8,100	5,148	-36.5%	(2,953)	397
Special Hydrocarbons Duty	1,564	1,199	-23.4%	(366)	93	3,442	2,531	-26.5%	(911)	195
Extraction of Hydrocarbons Duty	1,436	1,322	-7.9%	(114)	102	3,134	2,820	-10.0%	(313)	218
Additional Duty on Hydrocarbons	543	426	-21.5%	(117)	33	1,936	1,239	-36.0%	(696)	96
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	99	92	-6.6%	(7)	7	207	191	-7.7%	(16)	15
Other taxes and duties	(1,322)	2,705	304.6%	4,028	209	746	4,901	557.3%	4,155	378

PEMEX

Other Comprehensive Result

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Items that can be subsequently reclassified into income	(3,998)	3,730	193.3%	7,728	288	(12,574)	91	100.7%	12,665	7
Result on foreign exchange currency	2,328	3,412	46.5%	1,084	263	(1,683)	(497)	70.4%	1,185	(38)
Variations in available-for-sale assets valuations	4,564	(271)	-105.9%	(4,835)	(21)	—	—		—	—
Variations in financial derivative instruments valuations	(10,891)	589	105.4%	11,480	45	(10,891)	589	105.4%	11,480	45
Total other comprehensive result	(3,998)	3,730	193.3%	7,728	288	(12,574)	91	100.7%	12,665	7

PEMEX

Selected Indices

	As of June 30,
Pemex - Exploration and Production	2012	2013	Change	2013
	(Ps./boe)			(U.S.$/boe)
Total sales / Hydrocarbons production	1,029	941	(87)	73
Operating income / Hydrocarbons production	791	694	(97)	54
Net income / Hydrocarbons production	98	44	(54)	3
Taxes and duties / Operating income (%)	87%	93%	5%

PEMEX Preliminary Results as of June 30, 2013	11 / 18
www.pemex.com

PEMEX

PEMEX

Consolidated Balance Sheet

	As of Dec. 31,	As of June 30,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total assets	2,024,183	2,001,397	-1.1%	(22,786)	154,546
Current assets	333,913	293,489	-12.6%	(40,187)	21,463
Cash and cash equivalents	119,235	106,750	-10.5%	(12,485)	8,243
Accounts, notes receivable and other	133,010	123,275	-7.3%	(9,735)	9,519
Inventories	56,848	43,664	-23.2%	(13,184)	3,372
of products	51,951	39,722	-23.5%	(12,229)	3,067
of materials	4,896	3,942	-19.5%	(955)	304
Derivative financial instruments	9,050	4,267	-52.9%	(4,783)	329
Available-for-sale investments	15,771	15,534	-1.5%	(238)	1,199
Investment in securities	17,252	15,391	-10.8%	(1,860)	1,188
Property, plant and equipment	1,658,734	1,673,273	0.9%	14,539	129,208
Other assets	14,284	19,244	34.7%	4,960	1,486

Total liabilities	2,295,410	2,316,875	1.3%	30,507	179,592
Current liabilities	235,965	222,420	-1.9%	(4,503)	17,861
Short-term debt	114,241	92,598	-18.9%	(21,643)	7,150
Suppliers	61,513	65,802	7.0%	4,289	5,081

Accounts and accrued expenses payable	16,230	11,652	-28.2%	(4,578)	900

Taxes and duties payable	43,981	52,369	19.1%	8,388	4,044
Long-term liabilities	2,059,445	2,094,455	1.7%	35,010	161,731
Long-term debt	672,618	667,616	-0.7%	(5,001)	51,553
Reserve for sundry creditors and others	70,149	72,251	3.0%	2,102	5,579
Reserve for employee benefits	1,288,541	1,327,865	3.1%	39,325	102,536
Deferred taxes	28,138	26,723	-5.0%	(1,415)	2,063
Total equity	(271,066)	(324,360)	19.7%	(53,294)	(25,047)
Total liabilities and equity	2,024,183	2,001,397	-1.1%	(22,786)	154,546

PEMEX Preliminary Results as of June 30, 2013	12 / 18
www.pemex.com

PEMEX

PEMEX

Selected Financial Indices

	As of Dec. 31,	As of June 30,
	2012	2013	Change
Property, plant and equipment / Assets	81.9%	83.6%	1.7
Debt / Total liabilities and equity	38.9%	38.0%	(0.9)
Working capital (Ps. MM)	82,338	46,654	(35,685)

PEMEX

Consolidated Total Debt

	As of Dec. 31,	As of June 30,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total debt	786,859	760,214	-3.4%	(26,644)	58,703
Short-term	114,241	92,598	-18.9%	(21,643)	7,150
Long-term	672,618	667,616	-0.7%	(5,001)	51,553

Cash and cash equivalents	119,235	106,750	-10.5%	(12,485)	8,243
Total net debt	667,624	653,465	-2.1%	(14,159)	50,460

PEMEX Preliminary Results as of June 30, 2013	13 / 18
www.pemex.com

PEMEX

PEMEX

Debt Maturity Profile

	As of June 30, 2013
	(Ps. MM)	(U.S.$MM)

Total debt	760,214	58,703

In Mexican pesos	142,283	10,987

2013	2,029	157
January 2014 - June 2014	19,167	1,480
July 2014 - June 2015	9,446	729
July 2015 - June 2016	28,098	2,170
July 2016 - June 2017	8,097	625
July 2017 and beyond	75,446	5,826

Other Currencies	617,931	47,716

2013	53,750	4,150
January 2014 - June 2014	17,652	1,363
July 2014 - June 2015	59,156	4,568
July 2015 - June 2016	47,379	3,659
July 2016 - June 2017	52,341	4,042
July 2017 and beyond	387,653	29,934

PEMEX

Exposure of Debt Principal(1)

	As of June 30,
	2012	2013	2012	2013	2012	2013
	By currency		At fixed rate		At floating rate

Total	100.0%	100.0%	65.1%	70.2%	34.9%	29.8%
U.S. dollars	82.1%	80.2%	69.5%	76.8%	30.5%	23.2%
Mexican pesos	16.1%	18.6%	50.0%	46.1%	50.0%	53.9%
Euros	1.8%	1.2%	0.0%	0.0%	100.0%	100.0%
Yen	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Udis	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

(1)	Includes derivative financial instruments.

PEMEX Preliminary Results as of June 30, 2013	14 / 18
www.pemex.com

PEMEX

PEMEX

Derivative Financial Instruments

	As of June 30,
	2012	2013	Change	2013
	(Ps. MM)			(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	(6,686)	(4,947)	1,740	(382)
Interest rate swaps	(513)	—	513	—
Cross currency swaps	(1,054)	(4,921)	(3,867)	(380)
Extinguishing cross currency swaps	1,268	984	(284)	76
Assets swaps	(6,389)	(1,010)	5,378	(78)
Mark to market (Ps. MM)	164,084	153,962	(10,123)	11,889
Interest rate swaps	8,100	—	(8,100)	—
Cross currency swaps	119,467	120,562	1,095	9,310
Extinguishing cross currency swaps	17,337	16,538	(799)	1,277
Assets swaps	19,181	16,862	(2,319)	1,302

Natural gas derivative financial instruments
Mark to market (Ps. MM)	9	4	(5)	0.3
Long swaps	(373)	(58)	315	(4)
Short swaps	382	61	(321)	5
Long options	18	12	(6)	1
Short options	(18)	(12)	6	(1)
Volume (MMBtu)	(4,609)	(49)	4,560
Long swaps	18,110,157	3,563,956	(14,546,201)
Short swaps	(18,113,656)	(3,564,455)	14,549,201
Long options	6,483,856	5,355,552	(1,128,304)
Short options	(6,484,966)	(5,355,102)	1,129,864

Propane derivative financial instruments
Mark to market (Ps. MM)	49	—	(49)	—
Long swaps	49	—	—	—
Volume (Gallons)	262,752,000	—	(262,752,000)
Long swaps	262,752,000	—	—

Petroleum products derivative financial instruments
Mark to market (Ps. MM)	148	11	(138)	1
OTC market futures	148	11	(138)	1
Volume (MM barrels)	(1)	—	1	—
OTC market futures	(1)	—	1	—

Crude oil and petroleum products derivative financial instruments classified as cash and cash equivalents for accounting purposes due to high liquidity
Mark to market (Ps. MM)	(74)	114	188	9
Stock market futures	(179)	47	226	4
Stock market swaps	106	67	(38)	5
Volume (MM barriles)	(6)	(5)	1
Stock market futures	(4)	(1)	2
Stock market swaps	(3)	(4)	(2)

Derivative financial instruments PMI Treasury
Mark to market (Ps. MM)	2,812	240	(2,573)	19
Interest rate swaps OTC markets	(88)	(84)	4	(7)
Forward exchange rate in OTC markets	(637)	(190)	448	(15)
Stock options	3,538	514	(3,024)	40
Face value (Ps. MM)	26,817	21,284	(5,533)	1,644
Interest rate swaps OTC markets	991	1,746	755	135
Forward exchange rate in OTC markets	13,559	9,045	(4,515)	698
Stock options	12,267	10,494	(1,773)	810

PEMEX Preliminary Results as of June 30, 2013	15 / 18
www.pemex.com

PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of June 30,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	6,818	(53,385)	-883.0%	(60,203)	(4,122)
Activities related to investing activities	79,874	77,974	-2.4%	(1,901)	6,021
Depreciation and amortization	68,837	73,523	6.8%	4,686	5,677
Profit sharing in non-consolidated subsidiaries and affiliates	(37)	107	388.7%	145	8
Unsuccessful wells	7,728	2,291	-70.4%	(5,437)	177
(Gain) loss on unrealized exchange wells providing	(562)	(83)	85.2%	479	(6)
Retirement of properties, plant and equipment	3,909	2,135	-45.4%	(1,774)	165
Activities related to financing activities	(4,746)	13,118	376.4%	17,864	1,013
Unrealized loss (gain) from foreign exchange fluctuations	(22,028)	(5,135)	76.7%	16,893	(396)
Interest expense (income)	17,343	18,489	6.6%	1,146	1,428
Effect of valuation of financial instruments	(60)	(236)	-291.5%	(176)	(18)
Subtotal	81,946	37,707	-54.0%	(44,240)	2,912
Funds provided by (used in) operating activities	22,218	76,169	242.8%	53,951	5,882
Financial instruments	(6,065)	6,911	214.0%	12,976	534
Accounts and notes receivable	12,859	9,735	-24.3%	(3,124)	752
Inventories	(3,405)	13,184	487.2%	16,589	1,018
Other assets	2,618	(7,907)	-402.0%	(10,525)	(611)
Accounts payable and accrued expenses	13,593	2,336	-82.8%	(11,257)	180
Taxes paid	(25,091)	8,388	133.4%	33,479	648
Advances to suppliers	(861)	4,289	597.9%	5,150	331
Reserve for sundry creditors and others	2,476	242	-90.2%	(2,234)	19
Contributions and payments for employees benefits	24,454	39,325	60.8%	14,870	3,037
Deferred income taxes	1,640	(333)	-120.3%	(1,973)	(26)
Net cash flow from operating activities	104,164	113,876	9.3%	9,711	8,793
Investing activities
Exploration expenses	(1,354)	(426)	68.5%	928	(33)
Investment in property, plant and equipment	(78,861)	(87,235)	-10.6%	(8,374)	(6,736)
Net cash flow from investing activities	(80,216)	(87,661)	-9.3%	(7,445)	(6,769)
Cash needs related to financing activities	23,949	26,215	9.5%	2,266	2,024
Financing activities
Loans obtained from financial institutions	180,550	107,640	-40.4%	(72,911)	8,312
Interest paid	(16,817)	(18,123)	-7.8%	(1,306)	(1,399)
Principal payments on loans	(175,284)	(130,299)	25.7%	44,985	(10,062)
Net cash flow from financing activities	(11,550)	(40,782)	-253.1%	(29,232)	(3,149)
Net increase in cash and cash equivalents	12,399	(14,567)	-217.5%	(26,966)	(1,125)
Cash and cash equiv. at the beginning of the period	114,368	119,235	4.3%	4,867	9,207
Effect of change in cash value	(1,015)	2,082	305.1%	3,097	161
Cash and cash equivalents at the end of the period	125,752	106,750	-15.1%	(19,002)	8,243

PEMEX Preliminary Results as of June 30, 2013	16 / 18
www.pemex.com

PEMEX

PEMEX

EBITDA Reconciliation

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Net loss	(33,579)	(48,997)	-45.9%	(15,418)	(3,783)	6,818	(53,385)	-883.0%	(60,203)	(4,122)
+ Taxes and duties	218,507	208,314	-4.7%	(10,193)	16,086	465,093	432,488	-7.0%	(32,605)	33,396
- Comprehensive financing result	(45,524)	(38,155)	16.2%	7,368	(2,946)	(9,791)	(19,649)	-100.7%	(9,858)	(1,517)
+ Depreciation and amortization	35,401	36,885	4.2%	1,484	2,848	68,837	73,524	6.8%	4,687	5,677
+ Net cost for the period of employee benefits	23,391	30,688	31.2%	7,298	2,370	46,781	61,377	31.2%	14,595	4,739
EBITDA	289,243	265,046	-8.4%	(24,197)	20,467	59 7,320	533,652	-10.7%	(63,667)	41,208

PEMEX

Equity

	As of Dec. 31,	As of June 30,
	2012	2013	Change		2013
		(Ps. MM)			(U.S.$MM)
Total equity	(271,066)	(324,360)	19.7%	(53,294)	(25,047)
Certificates of contribution “A”	49,605	49,605	0.0%	—	3,830
Increase in equity of Subsidiary Entities	178,731	178,731	0.0%	—	13,801
Legal reserve	978	978	0.0%	—	76
Surplus donation	(0.001)	0.157	-28861.6%	0.2	0.01
Comprehensive result (loss)	(383,288)	(383,197)	0.0%	91	(29,590)
Retained earnings (accumulated losses)	(117,091)	(170,476)	45.6%	(53,385)	(13,164)
From prior years	(119,692)	(117,091)	-2.2%	2,600	(9,042)
For the year	2,600	(53,385)	-2152.9%	(55,985)	(4,122)

PEMEX Preliminary Results as of June 30, 2013	17 / 18
www.pemex.com

PEMEX

PEMEX

Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
Second quarter (Apr.-Jun.) 2013	(Ps. MM)
Total sales	626,409	401,046	105,010	20,660	562,235	(925,956)	789,405
External clients	—	362,507	68,852	14,362	338,929	—	784,650
Intersegment	626,409	36,634	35,294	6,298	220,636	(925,272)	—
Revenues from services	—	1,905	865	—	2,670	(685)	4,755
Depreciation and amortization	63,062	5,402	3,442	1,254	364	—	73,524
Cost of the reserve for employee benefits	19,492	19,931	4,732	5,914	11,307	—	61,377

Gross income (loss)	477,499	(92,608)	8,615	(839)	37,381	(28,788)	401,259
Operating income (loss)	461,985	(67,795)	1,805	(7,820)	10,608	76	398,859
Comprehensive financing result	(5,188)	(12,134)	2,863	394	(5,506)	(77)	(19,649)
Taxes and duties	427,587	—	2,358	13	2,530	—	432,488
Net income (loss)	29,293	(79,930)	2,625	(7,439)	(48,319)	50,384	(53,385)
Other comprehensive results	—	—	—	—	91	—	91
Comprehensive profit (loss)	29,293	(79,930)	2,625	(7,439)	(48,227)	50,384	(53,294)

As of June 30, 2013
Total assets	1,891,948	507,429	217,380	118,756	1,626,869	(2,360,986)	2,001,397
Current assets	593,641	267,991	110,517	77,538	607,016	(1,378,748)	277,955
Investment in securities	1,065	409	3,816	—	337,113	(327,011)	15,391
Fixed assets	1,281,841	237,588	102,558	40,791	10,495	—	1,673,273
Acquisition of fixed assets	77,428	9,782	2,203	1,446	207	—	91,066
Total liabilities	1,303,579	856,561	152,249	139,895	1,907,455	(2,033,983)	2,325,756
Current liabilities	183,204	379,978	27,173	8,369	1,002,227	(1,369,651)	231,301
Reserve for employee benefits	425,090	442,186	99,381	131,080	230,128	—	1,327,865
Equity	588,369	(349,132)	65,131	(21,139)	(280,586)	(327,003)	(324,360)

Second quarter (Apr.-Jun.) 2012
Total sales	692,177	381,460	90,613	18,500	639,269	(1,004,629)	817,391
External clients	—	345,635	56,051	14,914	397,296	—	813,897
Intersegment	692,177	33,789	34,030	3,587	213,549	(977,132)	0
Revenues from services	—	2,036	532	—	28,423	(27,497)	3,494
Depreciation and amortization	58,256	4,960	3,874	1,362	384	—	68,837
Cost of the reserve for employee benefits	15,052	15,100	3,486	4,426	8,718	—	46,781

Gross income (loss)	552,184	(144,959)	5,807	3,679	30,063	(27,179)	419,594
Operating income (loss)	532,254	(56,187)	(620)	(2,717)	8,836	99	481,664
Comprehensive financing result	(2,195)	(7,422)	1,529	(390)	(1,222)	(91)	(9,791)
Taxes and duties	464,348	—	(381)	8	1,118	—	465,093
Net income (loss)	65,808	(63,609)	1,457	(3,114)	12,325	(6,049)	6,818
Other comprehensive results	—	—	—	—	(12,574)	—	(12,574)
Comprehensive profit (loss)	65,808	(63,609)	1,457	(3,114)	(249)	(6,049)	(5,756)

As of June 30, 2012
Total assets	2,114,719	619,295	209,287	130,900	2,370,110	(3,474,901)	1,969,410
Current assets	879,271	396,375	100,848	89,214	1,040,616	(2,180,332)	325,993
Investment in securities	890	157	2,011	—	658,858	(648,063)	13,852
Fixed assets	1,222,246	221,419	106,135	40,893	9,906	—	1,600,599
Acquisition of fixed assets	76,208	7,862	1,043	993	1,408	—	87,514
Total liabilities	1,371,760	868,925	116,273	110,496	2,231,385	(2,826,849)	1,871,990
Current liabilities	402,072	536,417	24,448	24,527	1,404,384	(2,169,939)	221,910
Reserve for employee benefits	287,419	292,447	65,568	85,368	155,730	—	886,533
Equity	742,959	(249,630)	93,014	20,404	138,725	(648,052)	97,420

Investor Relations (+52 55) 1944 - 9700 ri@pemex.com @PEMEX_RI

PEMEX Preliminary Results as of June 30, 2013	18 / 18
www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

	By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: August 2, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.